UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Press Release

January 8, 2015

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A) INFORMS TO THE MARKET THAT IT HAS FILED ITS ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013.

Buenos Aires, Argentina, January 8, 2015 - The management of Edenor S.A. (NYSE: EDN) ("Edenor" or the "Company") announced that, on April 28, 2014, it filed its annual report on Form 20-F for the fiscal year ended December 31, 2013 (the "2013 Annual Report") with the U.S. Securities and Exchange Commission (the "SEC"). The 2013 Annual Report can be accessed by visiting either the SEC's website at www.sec.gov or the Company's website at www.edenor.com. In addition, shareholders may receive a hard copy of the Company's complete audited financial statements free of charge by requesting a copy within a reasonable period of time from Edenor's Investor Relations Office.

For more information, please access www.edenor.com <http://www.edenor.com>

Investor Relations Contacts

Leandro Montero
Tel: 5411.4346.5511
Fax: 5411.4346.5303

Veronica Gysin
Tel: 5411.4346.5231
Fax: 5411.4346.5303
E-mail: investor@edenor.com<mailto:investor@edenor.com>

Sincerely
Investor Relations Department

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: January 9, 2015